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                                                                     EXHIBIT 4.7

                                VERITAS DGC INC.
                         KEY CONTRIBUTOR INCENTIVE PLAN
                              FOR FISCAL YEAR 1998
                  (AS AMENDED AND RESTATED SEPTEMBER 29, 1998)

A.   PLAN OBJECTIVES

The overall objective of the Key Contributor Incentive Plan (herein after referred to as the "Plan") is to provide short-term rewards paid as bonuses to designated Key Contributors. Key Contributors are those individuals who have the responsibility of leading a diverse or complex team or function. The work produced from that team or function significantly impacts the operations of the Company up to and including bottom line results. Within the overall objectives, the following are the specific goals of the Plan:

o Reward Key Contributors for achieving Veritas DGC Inc.'s business strategies in the area of net income before taxes (NIBT)

o    Focus participants on key business goals that they can directly impact

o Create payout opportunities that balance the appropriate return to the Company with reward to the participants

B.   ELIGIBILITY

Eligibility for participation in the Plan is recommended by the respective division senior executive management. Participants in the Plan are limited to those individuals who have a major impact on the accomplishment of Veritas DGC Inc.'s business strategies and are regular full-time employees.

Variations from the guidelines may be made for individuals as recommended by the CEO based upon the scope of the incumbent's position, impact of position and compensation philosophy and strategy.

C.   AWARD DISTRIBUTION

Bonuses will be paid semi-annually to reward the achievement of profit objectives. Seventy-five percent (75%) of the payment will be based upon performance as measured by published financial results before incentive payout. Twenty-five percent (25%) of the award will be based on two equally weighted strategic individual objectives as determined by the participant and approved by the immediate supervisor. The semi-annual award will be based on profit measures only, while the award distribution at the end of the fiscal year will be based on profits and the attainment of individual objectives.
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D.   PERFORMANCE MEASURES AND PAYOUT TARGETS

PERFORMANCE MEASURES AND WEIGHTS

The performance measure for determining the incentive awards will be net income before taxes (hereinafter referred to as "NIBT"), and meeting two equally weighted strategic individual objectives. NIBT is the profit plan for VDGC Consolidated and for each division that was submitted to and approved by Veritas DGC Inc.'s Board of Directors. The individual objectives are goals set by the participant and his/her immediate supervisor. These individual objectives are to be in addition to the participant's day-to-day responsibilities, and present a challenge to the participant. Such goals may improve processes, for example, which add value to their Division.

                                Basis for
                               Payout-VDGC                   Individual
                               Consolidated    Division      Objectives
                               ------------    --------      ----------
Corporate                          75%                           25%
Division Executive Mgt.            25%            50%            25%
Divisional Key Contributors        25%            50%            25%

AWARD DISTRIBUTION

Payout is determined by the impact level of the participant's position as follows:

                                             Impact         Target
Base Salary (in thousands)                   Level          Payout*
--------------------------                   ------         -------
$150+(Corporate Leadership and                 A            40%
       Division Sr. Exec. Mgt. Only)
$100+                                          B            30%
$75-$99                                        C            20%
$50-$74                                        D            10%

*Payout is a target percentage of the participant's base salary that the Plan intends to pay to the participant assuming that the profit and strategic individual objectives are met for his/her division. The payout will be calculated as close to the target percentage as possible assuming that the division's profit goals are met. In addition, bonus amounts will increase/decrease as dictated by NIBT results without minimum or cap.

E.   AWARD CALCULATION

The participant's base salary at the close of each fiscal half-year will be used for purposes of this calculation.


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PAYOUT SCENARIO

John Doe is a Key Contributor whose annual salary is $70,000, which would put him at Impact Level D with a Target Payout of 10%. We have made the following assumptions for fiscal year 1998:

o    VDGC Consolidated meets 80% of its goal
o    Division meets 100% of its goal
o    One of the two individual objectives are met

The calculation would be something like this:
Target Payout: $70,000 * 10% = $7,000

Of that, VDGC Consolidated's portion of the total payout is 25%, so:
$7,000 * 25% = $1,750

VDGC Consolidated made 80% of its goal for 1998, so VDGC Consolidated's portion of the actual payout would be $1,750 * 80% = $1,400

Division's portion of the total payout is 50%, so: $7,000 * 50% = $3,500

The Division met its goal for the year, so the Division's portion of the actual payout would be 100% of its portion, or: $3,500 * 100% = $3,500

Individual Goals' portion of the total payout is 25%, so: $7,000 * 25% = $1,750

One of two individual objectives were met, so the Individual Goals' portion of the actual payout would be: $1,750 * 50% = $875

Therefore, the total Incentive Payout would be: $1,400 + $3,500 + $875= $5,775

With respect to the year-end distribution only, the Compensation Committee may, if it so elects, offer by written notice to some or all participants in the Plan (the "Offered Participants") prior to payment of the year-end bonus the opportunity to receive all or a portion of his or her annual bonus distribution in shares of Veritas DGC common stock ("Common Stock") and if so offered, the Offered Participants who elect to receive all or a specified portion of the bonus in Common Stock rather than cash ("Electing Participants") shall receive on the date of the year-end bonus payment a number of whole shares equal to (x) the amount designated for the purpose of Common Stock, divided by (y) 100% of "fair market value" for a share of Common Stock on the date of the year-end bonus payment. As used in this paragraph, "fair market value" for a share of Common Stock shall be the closing price for the Common Stock on the New York Stock Exchange on the date of year-end bonus payment. Only treasury shares will be used for the payment of annual bonus distributions in Common Stock. If the number of shares of Common Stock necessary to fund the requests of Electing Participants in any year shall exceed the number of shares then held in treasury, all


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Electing Participant's requests shall be pro-rated to the extent necessary, and the balance of year end bonus distributions shall be made in cash.

F.   LONG-TERM COMPENSATION

o    There is an additional long-term compensation component for Key
     Contributors.

o Plan provides stock option grants every two years beginning in March 1997, based on the following:

          Impact Level                  Grant Multiple
          ------------                  --------------
               A                             2.00
               B                             1.50
               C                             0.75
               D                             0.50

o    Vesting:

          Year                          % Vested
          ----                          --------
           0                                 0%
           1 yr. Anniversary                25%
           2 yr. Anniversary                50%
           3 yr. Anniversary                75%
           4 yr. Anniversary               100%

FORMULA:

          Base Salary X Grant Multiple divided by Share Price = # of Shares

o    Stock Value

          The stock options will be granted at the per share value, as designated by the Board of Directors upon approval of the award. The option shall be for a term of ten years commencing March 11, 1997, and ending on March 11, 2007.

          Employees coming into the Plan after this date may be issued stock options on a pro-rata basis, with the term ending on March 11, 2007. Key Contributors coming into the Plan after March 11, 1997, will be awarded shares based on the share value on the date employee entered the Plan.



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G.   PLAN ADMINISTRATION

PARTICIPATION

Participants in the Plan are recommended by the appropriate Division head and approved by the CEO.

TERMINATIONS/LEAVE OF ABSENCE

Any participant who terminates for death, disability or retirement will receive a pro-rata portion of their earned incentive award for the fiscal year based on the month in which termination occurred. The payment will be made at the same time as the payout for the other participants.

Any participant on leave of absence will not earn incentive award dollars during the leave period. Awards will be calculated on a pro-rata basis for the period of time worked for each fiscal half year.

Participants must be actively employed on the dates that the award payments are made, otherwise the award is forfeited. In addition, if the participant leaves before the award payment date, all moneys previously paid will be retained by the participant, however no additional bonuses will be calculated or paid. Any exceptions to this rule must be approved by the CEO.

NEW HIRES/PROMOTIONS

Participants hired or promoted into positions that would qualify as Key Contributors will be eligible to participate in the Plan on a pro-rata basis depending on their month of hire/promotion. A Key Contributor who is hired after the start of the fiscal year will be eligible to participate in the plan with the approval of the CEO or COO. The award will be calculated on a pro-rata basis from the date of hire/promotion. The long-term incentive award may also be calculated on a pro-rata basis, and will be issued based on the stock price on date of hire/promotion.

TRANSFERS

Employees who transfer between divisions will automatically participate in the new Division's Plan if they were a Plan participant in their old division. Such transferred employees will participate in their old/new division bonus awards based on the percentage of the fiscal year worked in each Division. Transferred employees not eligible in their previous Division will be governed by the rules for new and promoted employees as set out in the preceding paragraph.



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EXTRAORDINARY CIRCUMSTANCES

The intent of the Plan is to reward for typical, normal operating results of Veritas DGC Inc. If there are extraordinary circumstances that have a significant impact on the results of the measures in the Plan, the Board can elect to exclude them from the calculation of incentive awards both positively and negatively. Such circumstances could include mergers, acquisitions, recapitalizations and/or any other substantial changes that could affect the financial impact of the business plan.

PLAN EXCEPTIONS, AMENDMENTS AND TERMINATION

Any exceptions to the Plan must be approved by the Board of Directors of Veritas DGC Inc. At any time the Board of Directors (and/or the Compensation Committee of the Board of Directors) has the right to adjust, amend or terminate the plan. This Plan in no way is an agreement to employment.



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